UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES COURT DECISION TO GRANT MR. BEN-MOSHE,

THE TRUSTEES OF MEGA RETAILAND THE COMPANY 15 DAYS

TO CONDUCT NEGOTIATIONS WITH RESPECT TO THE ACQUISITION OF MEGA RETAIL

YAKUM, Israel, April 20, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that in the context of a hearing held in the District Court of Lod, Israel regarding Mega Retail, in which the Company participated, the trustees of Mega Retail, Mr. Moti Ben-Moshe (who has offered to acquire the shares of the Company's controlling shareholders) and the Company, the court granted to the trustees of Mega Retail Ltd., Mr. Ben-Moshe and the Company 15 days to conduct negotiations with respect to the acquisition of Mega Retail. At the end of such 15 day period, the parties are to notify the court of the results of their negotiations. The trustees of Mega Retail are to update the other parties who are interested in acquiring Mega Retail regarding the timetable established by the court

As part of the hearing, the Company informed the court of its intention to submit to the court a plan of arrangement, together with a company controlled by Mr. Ben-Moshe, with respect to creditors of the Company. In light of the timetable set by the court with respect to negotiations for the acquisition of Mega Retail, the court recommended that the Company and Mr. Ben-Moshe postpone their submission until the elapse of the 15 day period referred to above. The court also recommended that creditors of the Company refrain from taking action against the Company during such time. Nonetheless, creditors of the Company who decide to file a claim during the 15 day period are required to provide two business days' prior notice to the Company, the trustees of Mega Retail, the Official Receiver of the State of Israel, and the District Court.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square is a pioneer in the modern food retail. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the clearance of gift certificates.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: decisions of the District Court of Lod with respect to the claims and allegations of the Mega Retail trustees; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

April 20, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.

General Counsel and Corporate Secretary

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